

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

December 20, 2017

<u>Via E-mail</u>
Bob Myers
Chief Financial Officer
Skyline Medical Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

      Re: Skyline Medical Inc.
              Registration Statement on Form S-3
              Filed December 8, 2017
              File No. 333-221966

Dear Mr. Myers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at (202) 551-3498 with any questions.

                    Sincerely,

                    /s/ Heather Percival for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: Martin Rosenbaum, Esq.
       Maslon LLP